

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 17, 2008

J. Alison Alfers, Esq.
General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

> **Re:** **DigitalGlobe, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed June 6, 2008**
> **File No. 333-150235**

Dear Ms. Alfers:

We have reviewed your amended filing and response letter dated June 6, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to comment nine in our letter dated May 14, 2008. However, we still believe that you should provide disclosure addressing the significance of the named customers or categories of customers. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition…, page 30

Overview, page 30

2.   From your disclosure throughout the prospectus, we note that the NGA accounted for 75.7%, or approximately $52.1 million, of your $68.8 million of total revenues for the three months ended March 31, 2008. While you disclose that the

NextView agreement and WorldView-1 imagery sales generated $37 million (see page 30) and that you recognized $6.4 million of deferred revenues (see page 35) during such three month period, it is unclear how you derived the additional approximately $9 million of revenues from the NGA. Please explain this here or in your Results of Operations disclosure.

Revenue, page 31

3.   We note that you expect the increase in defense and intelligence revenue as a percentage of overall revenue due to NGA purchases to continue through the first half of 2009. However, you also indicate that the continuation of that trend in 2009 with the launch of WorldView-2 depends in part on the success of DAP. Please provide additional disclosure regarding how DAP could potentially impact this trend, including additional background on the anticipated timing, nature and customers of your DAP program. Highlight factors that could be significant to whether or not DAP is successful, such as regulatory approvals and availability of uncommitted tasking capacity.

Results of Operations, page 34

Liquidity and Capital Resources, page 40

4.   We note your response to comment 31 in our letter dated May 14, 2008. Please further revise to quantify the portion of the approximately $242 million of expected remaining costs to complete the construction and launch of WorldView-2 that are not fixed price contracted costs. Since you only have approximately $155 of construction contracts in the next three years as of December 31, 2007 according to the table on page 43, please ensure that you adequately explain the nature of these non-fixed price contracted costs so that investors can assess any risks associated with them.

Critical Accounting Policies, page 43

Revenue Recognition, page 44

5.   We note your response to comment 32 in our letter dated May 14, 2008. Please tell us:

• Whether title to the WorldView-1 satellite passed to the government upon attainment of full operational capability. In this regard, address whether the WorldView-1 satellite is a government-owned, contractor-operated (GOCO) facility. Please provide us with a summary analysis and copy of the relevant section of Phase I of your agreement that addresses this.

- • Your conclusion as to whether the NextView agreement, by virtue of its nature as an "other transaction" agreement, falls within the scope of SOP 81-1. In this regard, we refer to our prior bullet point and Section B of the NextView Agreement (Exhibit 10.5) which indicates that the required deliverables under the NextView agreement are set forth in separate contract line items which are classified as either a ID/IQ, fixed price or time and material level-of-effort, each of which has a separate contract value or price schedule and period of performance.

6.   On page 12 of your response letter to comment 32 in our letter dated May 14, 2008, you state that "there is no carryover of undelivered elements from month-to-month," and on page 14 of your response letter, you state that the SLA revenue is "for a defined and fixed level of service each month" and "any fees not earned each month are recorded as deferred revenue." Further, based on our review of Section B of the NextView Agreement (Exhibit 10.5), we note that the agreement requires deliverables which are separately defined and priced under several contract line items. For instance, (a) imagery derived products and services are either priced in a Statement of Work or covered under task orders requiring delivery to multiple destinations or performance at multiple locations (with no limit on the number of orders that may be issued except for contract value limitations); (b) archived imagery is separately priced per SqKm based on library order type; and (c) system engineering services support is a time and material level of effort item. Therefore, it is unclear to us what you mean by "no carryover of undelivered elements," why you state that the SLA revenue is for a defined and fixed level of service each month with some amounts (that are not delivered) deferred, and how you account for delivered elements valued in excess of $12.5 million per month. Please advise.

7.   We further note your statement on page 14 of your response letter that "the Company will indefinitely continue the Delayed Archive selected images, effectively masking or "hiding" the image from non-NGA customers." However, per Section B.4 of the NextView Agreement (Exhibit 10.5), we note that your period of performance for the Delayed Archive Service concludes at the earliest of the following three events: 1. WV60FOC, 2. July 31, 2009, 3. WV110 FOC. Please clarify events 1. and 3., and tell us why you believe you may be obligated indefinitely.

8.   We note your response to comment 33 in our letter dated May 14, 2008 and your disclosure on page 30 that "while NGA has committed to spend these funds to purchase our products and services, actual spending of the funds is ultimately dependent on government appropriations of available funds." Tell us how you account for and present revenues earned on task orders, pending funding appropriations. In this regard, if you have unbilled accounts receivable, you

J. Alison Alfers, Esq.
DigitalGlobe, Inc.
June 17, 2008
Page 4

should separately disclose risk-funded unbilled receivables, retention and billings
in excess of cost.

Accounting for Stock Options, page 45

9.   We note your response to comment 34 in our letter dated May 14, 2008. Please
        tell us in detail how the third party valuation expert determined the fair valuation
        range of your common stock. Also, discuss any reasons for any variance between
        your stock valuation and the expected initial public offering price once you have
        an estimate of the initial public offering price range.

Deferred Contract Costs, page 47

Deferred Contract Costs from Related Party, page 47

10.   With respect to your deferred contract costs reimbursable under the NextView
        agreement, please revise to clarify the nature of the costs you are capitalizing and
        the difference between costs capitalized as deferred contract costs and satellite
        costs under PP&E.

11.   Please revise to state that you do not defer any contract costs in excess of the
        related contract deferred revenue.

Compensation Discussion and Analysis, page 69

Compensation Process, Peer Group Selection and Benchmarking, page 69

12.   We note your response to comment 43 in our letter dated May 14, 2008. It
        appears that you use survey data from CompensationPro and Culpepper &
        Associates' High Technology Executive Compensation Survey to benchmark
        elements of your named executive officers' compensation. If so, you must
        identify the companies in the surveys. Please revise as appropriate.

Components of Executive Compensation, page 71

Success Sharing Plan, page 71

13.   We note that operating earnings under the plan is net income after adjustments
        specified in the plan. Identify the adjustments to net income. Refer to Instruction
        5 to Regulation S-K Item 402(b).

Grants of Plan-Based Awards in Year 2007

14.   It is unclear what the information under the heading "Plan Awards" represents.
        Please use the headings set forth in Regulation S-K Item 402(d)(1) for non-equity
        incentive plan awards. See, however, Item 402 of Regulation S-K – Executive
        Compensation, Questions and Answers of General Applicability, Question 5.02
        available at
        http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.
        Furthermore, disclose in separate rows the amount of cash paid under the 2007
        Success Sharing Plan and the amount of cash paid as part of the annual equity
        incentives granted in 2007.

15.   It is not clear what equity awards are disclosed in the 2007 grants of plan-based
        awards table and what equity incentive awards you are discussing in under
        "Equity Incentives" on page 72 of your compensation discussion and analysis.
        Please clarify your disclosure. In this regard, the 2007 grants of plan-based
        awards table should reflect equity awards made in 2007. If the equity awards
        relate to 2006 performance, so state. Similarly, if your compensation discussion
        and analysis of equity incentive awards granted in 2007 relates to 2006
        performance, please clarify this. However, please consider the application of
        Instruction 2 to Regulation S-K Item 402(b) with respect to discussing equity
        awards granted after the end of the 2007 fiscal year but relating back to service in
        2007. Refer to Item 402 of Regulation S-K – Executive Compensation, Questions
        and Answers of General Applicability, Question 4.05.

16.   It appears that the option awards set forth under "All Other Option Awards:
        Number of Securities Underlying Options (#)" were equity incentive plan awards.
        If so, please provide the disclosure of threshold, target and maximum payments
        upon satisfaction of the performance conditions under the heading "Estimated
        future payouts under equity incentive plan awards." Refer to Regulation S-K
        Item 402(d)(2)(iv).

Agreements with Named Executive Officers, page 77

17.   We note your revised disclosure on page 78. Please disclose the award to which
        Ms. Smith will be entitled upon completion of the initial public offering based on
        the mid-point of the price range on the cover page.

Potential Payments Upon Termination or Change in Control, page 79

18.   We note your revised disclosure on page 79 regarding when an initial public
        offering will constitute a change in control under the Sales Bonus Plan. Please
        disclose whether you anticipate that the current initial public offering will
        constitute a change of control under the Sales Bonus Plan.

Certain Relationships and Related Party Transactions, page 82

19.   Regulation S-K Item 404(a) requires a description of any transaction, since the beginning of your last fiscal year, or any currently proposed transaction, with related persons when the amount involved exceeds $120,000. The description must include the approximate dollar amount involved in the transaction, the approximate dollar amount of the related person's interest, and any other information material to investors. Please provide this information, including amounts committed to be paid or received by you in the future, with respect to your transactions with Ball Corporation and Hitachi. If you disagree that you are required to provide additional information, please explain why by reference to the terms of the contracts and the requirements of Regulation S-K Item 404. We note that confidential treatment is generally not appropriate for information required to be disclosed. Refer to Staff Legal Bulletin No.1, Section II.B.2.

Consolidated Financial Statements

Revenue Recognition, page F-12

20.   We note your response to comment 68 in our letter dated May 14, 2008. Your disclosure still implies that your imagery, hardware, software, web hosting services or product support deliverables are separate units of accounting under EITF 00-21 for which you allocate revenue based on relative fair values. Further, your disclosures are unclear as to what your separate units of accounting are and which units are considered when determining relative fair value. Please revise.

21.   We refer to comment 68 in our letter dated May 14, 2008. Tell us how you considered SOP 81-1 when determining your accounting for the Category B revenue arrangement with Hitachi.

22.   We note your disclosure on page F-13 that revenue is generated from the license of imagery. It is unclear to us why Section B of the underlying contract in Exhibit 10.5 does not refer to a licensing agreement but rather to "procurement of imagery." Please advise or revise.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Courtney A. Dinsmore, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile: (917) 777-3766